

7:12 PM · 2/12/24 From Earth · **232** Views

View analytics

**2** Reposts  **1** Quote  **8** Likes

**cxffeeblack** ✓ @cxffeeblack · 0s

Wefunder legal disclosure for more info. help.wefunder.com/testing-the-waters-legal-disclosure

Add another post